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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q

☐Form N-SAR

For Period Ended: September 30, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Energy & Engine Technology Corporation
Full Name of Registrant
________________________________________________________________________________ Former Name if Applicable
5308 West Plano Parkway
Address of Principal Executive Office (Street and Number)
Plano, Texas 75093
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant recently purchased Edgarizing software, EdgarFilings, and had personnel attend seminar in Houston, Texas specifically to be able to implement software in advance of quarterly filing. Registrant has used software on two prior occasions and successfully filed two 8-Ks without incident. However, upon submission today (immediately upon having received the auditors consent to file), well in advance of the 5:30pm Eastern time deadline, the filing was returned by EDGAR marked “Suspended”, due to HTML errors. Our Edgar filing person proceeded to work directly with the EdgarFilings help desk for an hour to correct the problem, but she, in conjunction with the help desk, was unable to have the submission accepted after several attempts and thus has missed the deadline.

The document should be filed within the next few hours.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jolie G. Kahn (Name)	(972) (Area Code)	732-6360 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☐No ______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Energy & Engine Technology Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2004     By /s/ Jolie G. Kahn